UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2010

Commission File Number: 1-14926

KT Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

206 Jungja-dong Bundang-gu, Sungnam Kyunggi-do 463-711 Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

KT has announced its 2009 preliminary earnings results and the 2010 guidance at a press conference held on January 19, 2010. Summary of the announcement is as follows.

1. 2009 Preliminary Earnings Results
a. Revenue : Won 18.96 trillion
b. Operating profit :
   - Won 1.82 trillion (excluding early retirement program costs)
   - Including early retirement program costs : Won 0.96 trillion
c. Net Income :
   - Won 1.26 trillion (excluding early retirement program costs)
   - Including early retirement program costs : Won 0.61 trillion

*The above results are unaudited and are based upon the assumption that KT and former KTF merged as of January 2009. Therefore results may differ to the results in accordance to Korean GAAP.

2. 2010 Guidance
a. Revenue : Won 19.5 trillion (stretch goal Won 20 trillion)
b. Capital Expenditure : Won 3.2 trillion

*The above guidance is subject to change due to business conditions and environment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KT Corporation

Date: January 28, 2010	By:	Thomas Bum Joon Kim
	Name:	Thomas Bum Joon Kim
	Title:	Managing Director

KT Corporation

Date: January 28, 2010	By:	Young Jin Kim
	Name:	Young Jin Kim
	Title:	Director